Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO REPORTS RESULTS FOR FIRST QUARTER

May 15, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports results for its first financial quarter ended March 31, 2009.

The Company’s net income for the quarter ended March 31, 2009 was $517,982, compared with a net loss of $1,285,407 for the quarter ended March 31, 2008. The Company’s net income for the period was attributable to the recognition of a gain relating to the sale of marketable securities.

Genco recorded no production or sales at its La Guitarra Mine during the quarter ended March 31, 2009, due to an illegal blockade of site access by a small group of former employees of La Guitarra’s main mining contractor. Genco remains confident that site access will be restored and production will resume at La Guitarra, but cannot predict with certainty when this will occur. The Company has maintained continuous security on site at La Guitarra throughout the blockade and does not believe there will be any significant problems re-initiating production once access is restored.

Full financial statements are available on SEDAR at www.sedar.com and on Genco's corporate website at www.gencoresources.com.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Wayne Moorhouse
Chief Financial Officer
Telephone: 604-682-2205
wmoorhouse@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.